EXHIBIT 12




                                  IES UTILITIES INC.
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollar Amounts in Thousands)

                                 Year Ended December 31,

                   1989          1990         1991        1992         1993

                  (in thousands, except ratio of earnings to fixed charges)
Net
 income         $ 53,454   $   45,969   $   47,563   $   45,291   $    67,970

Federal
 and state
 income taxes     22,574       22,364       23,494       20,760        37,963

Net income
 before
 income taxes     76,028       68,333       71,057       66,051       105,933

Interest
 on long-
 term debt        29,044       28,853       31,171       35,689        34,926

Other interest     3,130        4,704        5,595        3,939         5,243

Estimated
 interest
 component
 of rents          9,494        7,936        6,594        4,567         3,729

Fixed charges
 as defined       41,668       41,493       43,360       44,195        43,898

Earnings
 as defined     $117,696   $  109,826   $  114,417   $  110,246   $   149,831

Ratio of
 earnings to
 fixed charges
 (unaudited)        2.82         2.65         2.64         2.49          3.41


 For purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.